EXHIBIT (A)(5)(ii)

EMPLOYEE MESSAGE -

An Important Message From Tom Crowley Regarding Stock Benefit Plans

I am pleased to announce a tender offer to acquire shares of common stock of Crowley Maritime Corporation ("Crowley") currently held by minority shareholders.  Should the tender offer and related corporate transactions be successful, Crowley will be wholly and privately owned by the Crowley family and Crowley employees through your Employee Stock Benefit Plans (the "Plans").

The complete public announcement of the tender offer and related transactions is also available on C-Link.

The successful conclusion of the tender offer will return Crowley to private status and remove public company reporting requirements.  I believe that, given the substantial cost and increasing management time devoted to complying with the Securities and Exchange Acts, freeing Crowley from that regulatory framework will benefit all of us in the future.  Because I believed it was important for you to retain ownership in Crowley after the transactions close, the Plans were excluded from the tender offer.

Moreover, to ensure that the goal of retaining Crowley family and employee ownership in Crowley is in your best interest as Plan participants, the Plans hired an independent fiduciary to negotiate with Crowley on behalf of the Plans.  As a result of those negotiations, certain changes will be made to the Plans that I believe will ultimately benefit all of you beyond providing a continued opportunity for you to share in the future growth and profitability of Crowley.

Firstly, subject to the tender offer and related transactions being concluded successfully, all of the Plans will hold Crowley stock on a "marketable" minority interest basis rather than a "non-marketable" basis and, second, for certain qualified distributions through 2010, the employees eligible for such distributions will have their Plan stock valued at the greater of the then current fair market value, or $2,990 per share, the price of the tender offer.

We look forward to completing the tender offer and related transactions in the weeks ahead and, together, continuing our shared commitment to the success and growth of Crowley.  I will let you know how we are proceeding and when we are successful.

Thank you for your continued support.

Tom Crowley, Jr.
Chairman, President and CEO

9

"The complete terms and conditions of the tender offer are set forth in an Offer to Purchase, a letter of transmittal and other related materials which are being filed with the Securities and Exchange Commission (the "SEC") and distributed to Crowley stockholders. Crowley will file a solicitation/recommendation statement relating to the tender offer with the SEC and the position expressed in such statement is being distributed to Crowley stockholders in the tender offer documents. Crowley stockholders and other interested parties are urged to read the Offer to Purchase and related materials, and the solicitation/recommendation statement because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov <http://www.sec.gov> , or by contacting the Information Agent for the transaction, D.F. King & Co., Inc. Banks and brokers can call collect: (212) 269-5550; all others can call toll free: (800) 487-4870. This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC."

10